Exhibit 4.51
[Translation of Chinese Original]

Shareholders’ Agreement

between

Beijing Super TV Co., Ltd.

and

Beijing Yuewu Yuntian Software Technology Co., Ltd.

The Joint Venture Agreement (“Agreement”) is made on December 1, 2010 in Beijing by and between

Party A: Beijing Super TV Co., Ltd. (“Party A”)

Registered add.: 4/F, Tower B, Jingmeng Hi-tech Building, 5 Shangdi E. Road, Haidian District, Beijing

Party B: Beijing Yuewu Yuntian Software Technology Co., Ltd. (“Party B”)

Registered add.: 2/F, Tower B, Jingmeng Building, 5 Shangdi E. Road, Haidian District, Beijing

(hereinafter referred to as “One Party” respectively and “Parties” collectively)

Whereas,

1.	the Parties intend to establish a limited liability company engaged in research, development and operation of cloud calculation technologies (“Company”) in Beijing with joint investment;

2.	the Parties agree to share proceeds and risks in terms of the Company’s operation results and to form competitive advantages as soon as possible, in order to realize win-win.

It is agreed as follows through friendly negotiation about this joint venture on the basis of equality and mutual benefit in accordance with the Company Law of the People’s Republic of China:

Definitions:

1.1	Party A’s Absolute Holding Status	means
Party A’s holding stage at which Party A’s equity in the Company is not less than 66.7% (included) of total equity therein for the duration of the Company, namely, such legal status of a shareholder representing more than two thirds of all voting rights as provided for in the Company Law.

1.2	Party A’s Non-absolute Holding Status	means	Party A’s holding stage at which Party A’s equity in the Company is less than 66.7% (excluded) of total equity therein.

1.3	Shareholders’ Special Agreement	means
series of special arrangements made by the Company’s shareholders concerning establishment and management of the Company, equity transfer and other major issues, to be implemented by shareholders unconditionally.

1.4	Employee Option Plan	means
the employee incentive plan approved by the Company’s board of directors, under which the Company will grant relevant employees the right to subscribe for the increased shares of the Company when they realize specific operation objectives and performance appraisal indices.

1       Article 1 Company Profile

1.1	Proposed name: [tentative name: Cyber Cloud] (subject to business registration).

1.2	Registered capital and equity structure:

1.2.1	The Company’s registered capital is RMB[50 million], to be paid by the Parties in currency.

1.2.2	In the Company’s registered capital, Party A will pay RMB[45 million], holding [90] % of the Company’s equity, and Party B will pay RMB[5 million], holding [10] % thereof.

1.2.3
The Parties shall, within [fifteen] days as of the effective date of the Agreement, remit their respective capital contributions to the Company’s accounts for capital verification in full amount. Party [B] shall be in charge of registration.

1.3	Company’s business scope: [software service, etc.] (subject to business registration).

1.4	The Company will be established in [Beijing], China.

1.5	The Company will have a duration of [twenty] years.

Article 2 Shareholders’ Meeting and Rights of Shareholders

2.1	The shareholders’ meeting of the Company shall be the authority organ of the Company and shall exercise the following rights:

(1)	to amend the Articles of Association;

(2)	to decide on increase or reduction of the Company’s registered capital;

(3)	to decide on merger, division, dissolution, liquidation or transformation of the Company;

(4)	to decide on changes in members of the Company’s board of directors;

(5)	to elect and dismiss directors and to decide on their remunerations;

(6)	to examine and approve the reports of the board of directors and of the supervisor;

(7)	to approve annual financial budget and final accounting plan submitted by the board of directors;

(8)	to approve the Company’s shareholders to transfer or pawn their equity to existing shareholders or any third person;

(9)	other major issues as provided for in laws.

2.2
Under Party A’s Absolute Holding Status, resolutions of the shareholders’ meeting on Items (1), (2), (3) and (4) above must be approved by the shareholders representing all voting rights, and other issues shall be approved by more than half of all voting rights, except for the issues specially specified in Article [4] hereof.

2.3
Under Party A’s Non-absolute Holding Status, resolutions of the shareholders’ meeting on Items (1), (2) and (3) above must be approved by the shareholders representing more than two-thirds voting rights, and other issues shall be approved by more than half of all voting rights.

2.4
An interim shareholders’ meeting may be held with the proposal of the shareholders representing more than one-tenth voting rights and of more than one-third directors or supervisors provided, however, that all shareholders shall be notified with a written notice [20] days prior to the date of the meeting. Regular shareholders’ meeting shall be held once every [half a year]. A shareholder may attend the shareholders’ meeting in person or by proxy in writing. The proxy may exercise the rights set forth in the power of attorney.

2.5
The shareholders’ meeting shall keep written resolutions on the matters discussed at it. All shareholders present at the meeting shall sign the resolutions. Minutes and written resolutions shall be kept properly.

2.6	A shareholder may transfer all or part of its capital contributions to other shareholders.

2.7
When a shareholder intends to transfer its capital contribution to any third person other than the Company’s shareholders, other shareholders shall have the right of preemption under the identical conditions. Where the shareholders having the right of preemption will not exercise such right, relevant provisions of the Company Law shall apply, except for the issues specially specified in Article [4] hereof.

Article 3 Nomination of Directors, Supervisor and Management

3.1
The Company has the board of directors, comprising [three] persons, [two] to be nominated by Party A and [one] by Party B. The Company has [one] chairman, to be nominated by Party [B] and elected by the board of directors.

3.2	The board of directors shall exercise the following rights:

(1)	to convene the shareholders’ meeting and to report on its work to the shareholders’ meeting;

(2)	to implement the resolutions of the shareholders’ meeting;

(3)	to decide on the Company’s business plans and investment plans;

(4)	to approve sale, mortgage and pledge of more than 5% of the Company’s assets;

(5)	to approve the loan and investment plans of which subject matters exceed 5% of the Company’s registered capital;

(6)	to approve the Company’s annual financial budget plans and final accounting plans;

(7)	to approve use of the funds out of the budget, exceeding RMB500 thousand;

(8)	to examine and approve the profit distribution plans and the loss making-up plans of the Company;

(9)	to formulate the plans for increase or reduction of the Company’s registered capital, merger, division, transformation, dissolution and liquidation of the Company;

(10)
to, according to Party B’s nomination, appoint or dismiss the Company’s general manager and, to according to Party A’s nomination, appoint or dismiss the Company’s financial manager, and to decide on their remunerations;

(11)	to formulate the plans for termination or adjustment of the Company’s main businesses;

(12)	to formulate and implement the incentive plans for the Company’s general manager;

(13)	to approve the employee incentive plan (including the Employee Option Plan);

(14)	to appoint and/or dismiss the Company’s audit agency.

3.3	Each director represents one vote with respect to each vote at the board meetings.

3.4
Under Party A’s Absolute Holding Status, resolutions of the board of directors on Items [(4), (5), (8), (11) and (13)] above must be approved by all directors, and other issues shall be approved by more than half of all directors.

3.5	Under Party A’ s Non-absolute Holding Status, resolutions of the board of directors on issues above shall be approved by more than half of all directors.

3.6	The Company has no the board of supervisors but [one] supervisor, to be nominated by Party [B].

3.7	The supervisor shall exercise the following rights:

(1)	to examine the Company’s financial affairs;

(2)
to supervise the acts of the directors, managers and other management during performance of their duties, and to propose on dismissal of the directors and managers violating the laws, administrative regulations, the Articles of Association or the resolutions of the shareholders’ meeting;

(3)	to demand directors, managers and other management to make corrections if any of their acts is found to have damaged the interests of the Company;

(4)
to propose the convening of interim shareholders’ meetings, and convene and chair the shareholders’ meetings where the board of directors cannot perform the duties to convene and chair the shareholders’ meeting;

(5)	to bring lawsuits against directors, managers and other management who violate the Company Law and cause losses to the Company;

(6)	other functions and powers set forth herein.

3.8	Term of office of each director and supervisor of the Company shall be [three] years. Directors and supervisors may, if reappointed, serve consecutive terms.

3.9
The Company has one general manager, to be nominated by Party [B] and appointed by the board of directors. The Company has one financial manager, to be nominated by Party [A] and appointed by the board of directors. General manager shall be the Company’s legal representative.

3.10	General manager shall be responsible to the board of directors and exercise the following rights:

(1)	to be in charge of production, operation and management of the Company and to organize the implementation of the resolutions of the board of directors;

(2)	to organize the implementation of the Company’s annual business plan and investment plans;

(3)	to decide on the plans for establishment of the Company’s internal organ;

(4)	to decide on the Company’s basic management systems;

(5)	to formulate the Company’s specific bylaws;

(6)	to decide on appointment or dismissal of the Company’s deputy managers and department managers;

(7)	to decide on appointment or dismissal of other officers than those to be appointed or dismissed by the board of directors;

(8)	to formulate and implement the Company’s employee incentive plan (including the Employee Option Plan);

(9)	to formulate and implement the Company’s annual financial budget plans and final accounting plans;

(10)	other functions and powers granted by the board of directors.

Article 4 Shareholders’ Special Agreements

4.1	Capital Injection

Party A will inject the assets of [relevant cloud calculation business] to the Company and complete the procedures for transfer of relevant intellectual property rights as soon as possible. Relevant titles thereto shall vest in the Company.

4.2	Veto Right

Under Party A’s Absolute Holding Status, Party B has the veto right to the resolutions of the shareholders’ meeting and of the board of directors on the following matters:

(1)	arrangements for connected transactions between the Company and Party A;

(2)	change in the Company’s shareholding structure.

4.3	Right of Compulsory Acquisition

Under Party A’s Absolute Holding Status, Party A has the right to conduct compulsory acquisition of all equity held by Party B in the Company and the equity which has been distributed and executed according to the Employee Option Plan. The acquisition price with respect to the equity shall be calculated according to the fair market price evaluated by a third party independently, but not less than the sum of capital contributions paid by Party B and for option execution and 50% thereof per year (calculated at the compound interest rate, odds less than one year shall be deemed as one year). The third party evaluation agency shall be appointed by the Parties jointly.

4.4	If, during the Company’s operation period, any of the following circumstances occurs, the shareholder’s special rights under Articles 4.2 and 4.3 hereof shall become invalid and null automatically:

the Company is under Party A’s Non-absolute Holding Status; and/or the Company’s shares are issued publicly in capital market by acceptable means.

4.5	Non-competition

Party A undertakes that, during the Company’s operation period, Party A will not carry out any business which may directly compete with the Company’s [relevant cloud calculation business], nor invest in any economic organization that is engaged in any business which may directly compete with the Company’s [relevant cloud calculation business].

If Party A has certain products and business chances which are competitive with the Company, the Company has the priority in operation. However, if, within one month after receiving Party A’s notice, the Company fails to carry out relevant business or produce express working plan or has insufficient investment, Party A may operate such business.

Party B undertakes that, during the Company’s operation period, Party B will not carry out any business which may directly compete with the Company’s existing major business, namely, relevant business to digital TV content production, nor invest in any economic organization that is engaged in the Company’s existing major business (namely, relevant business to digital TV content production) which may directly compete with the Company’s relevant cloud calculation business.

Article 5 Option Plan

5.1
The Company will prepare and issue the Employee Option Plan not more than [20] % of the registered capital. Executive price of the options shall be the price of original capital contributions of the Company’s shareholders, namely, RMB [1] per share.

5.2	The Employee Option Plan shall be prepared according to internationally accepted practices, of which the distribution rules are:

to distribute 25% of the options under the Employee Option Plan upon establishment of the Company;

to distribute another 25% of the options under the Employee Option Plan from the establishment date of the Company to January 1, 2016, if there are some after-tax profits of the Company in any fiscal year (including break even);

to distribute another 25% of the options under the Employee Option Plan from the establishment date of the Company to January 1, 2016, if after-tax profits of the Company in any fiscal year are not less than RMB30 million;

to distribute another 25% of the options under the Employee Option Plan from the establishment date of the Company to January 1, 2016, if after-tax profits of the Company in any fiscal year are not less than RMB60 million;

with respect to the undistributed options up to January 1, 2016, the board of directors shall formulate another option plan;

the option distribution period will be 48 months, and the options may be executed equally on a monthly basis as of the date of distribution;

when the option distribution is completed or the Company’s value increases due to other major events such as capital increase and financing, the original option plan shall be modified by the board of directors.

5.3	Preparation of and modifications to the Company’s Employee Option Plan shall be subject to approval of the board of directors.

Article 6 Financial Systems and Supervision

6.1	Financial systems of the Company shall be established in accordance with laws and implemented with approval of the board of directors.

6.2
After the establishment date of the Company, shareholders and their authorized representatives shall have the right to look up and copy the Articles of Association, the minutes of the shareholders’ meeting, the resolutions of the board meetings, the supervisor’s decisions and the financial and accounting reports, to demand check and copy of the Company’s financial books and records and to consult with the Company’s senior officers, main employees and accountants.

Article 7 Dissolution and Liquidation

7.1	The Company may be dissolved or liquidated in case of any of the following circumstances:

(1)	duration expires or any cause for dissolution stipulated in the Articles of Association occurs;

(2)	the shareholders’ meeting resolves on dissolution;

(3)	dissolution of the Company is the result of merger, division, acquisition of the Company;

(4)	the Company is declared legally bankrupt;

(5)	the Company has its Business License revoked legally;

(6)	other legal causes occur.

7.2
At the time of liquidation, the Company shall set up a liquidation committee in accordance with the Company Law for the purpose of liquidation. Upon completion of the liquidation, the liquidation committee shall prepare and submit a liquidation report to the shareholders’ meeting for approval, and reported to the company registration authority for revocation of the Company and, at the same time, announce termination of the Company.

7.3	Remaining assets of the Company shall be distributed to the shareholders of the Company in proportion of actual equity.

7.4
At the time of liquidation, the Company’s shareholders shall, under the identical conditions, have the priority in purchasing the intellectual property rights, technical results and other invisible assets which are owned by the Company.

Article 8 Shareholders’ Statements and Warrants

8.1	Either party has obtained the legal internal authorization to execute the Agreement; upon executed, the Agreement shall be legally binding upon the Parties.

8.2
If various conditions precedent set forth herein are satisfied, the Parties will complete in time such procedures as capital increase, equity transfer, change in voting rights of the shareholders’ meeting, members of the board of directors and amendments to relevant legal documents.

8.3
The Parties will execute in time subsequent documents and new Articles of Association necessary for establishment of the Company, relevant documents necessary for alteration to business registration and other documents to be executed or provided.

8.4	The Parties will assist in going through examination & approval and registration procedures in connection with the Company, including provision of necessary documents and materials.

Article 9 Cost Payment

9.1
Either party shall be responsible for legal and audit costs arising from appointment of intermediary agencies with respect to establishment of the Company. Other expenses arising from establishment of the Company (including, but not limited to, cost for capital verification and business registration) shall be paid by [Party A] in advance and, after the establishment date of the Company, counted in the Company’s operating expenditure.

9.2
Party A shall be responsible for the costs of third persons payable according to Party A’s securities regulation requirements or accounting systems. The Company shall be obligated to cooperate in relevant legal compliance or audit activities.

9.3	The breaching party shall be responsible for additional expenses to joint investment hereunder as a result of its default.

Article 10 Confidentiality

10.1
Unless otherwise stipulated, the Parties shall treat any information about the following matters which is received or touched for execution and performance of the Agreement (or any agreement made hereunder) as confidential information, and may not make disclosure or use:

(1)	terms hereof and those of any agreement made hereunder;

(2)	negotiations about the Agreement (and any such agreement); or

(3)	the other party’s business, financial affairs or other issues (including future plans and objectives).

10.2	If any of the following circumstances occurs or under any of the following circumstances, Article 10.1 may not be applicable to non-disclosure or use of any confidential information:

(1)	required disclosure or use in accordance with laws, or rules and regulations of any regulatory authority or recognized securities exchange;

(2)	necessary disclosure or use for grant of all interests hereunder to one party;

(3)
necessary disclosure or use for any judicial proceeding arising from or under the Agreement or any other agreement made hereunder, or disclosure of the disclosing party’s taxation to relevant tax authority at the reasonable requirements;

(4)
disclosure to either party’s professional advisors provided, however, that the professional advisors shall comply with the terms of Article 10.1 on such information as if they were one party to the Agreement;

(5)	the information which has been in public domain without violation of the Agreement; or

(6)	disclosure or use with the other party’s prior written approval.

Article 11 Default Liability

11.1
Where the Agreement cannot be performed, wholly or partially, as a result of either party’s fault, the breaching party shall assume the default liability to the non-breaching party; where the Parties have faults, the Parties shall assume their respective default liability in terms of actual circumstances.

11.2
The non-breaching party shall have the right to notify the breaching party of any default hereunder and to claim against the breaching party for damages except that the breaching party take timely and sufficient remedies within [7] days after receiving the notice.

Article 12 Applicable Law and Dispute Settlement

12.1
Preparation and interpretation of the Agreement, as well as settlement of disputes arising from performance of the Agreement or in connection with the Agreement, shall be governed by Chinese prevailing laws.

12.2
Any and all disputes in connection with the Agreement during performance hereof shall be settled by the Parties through friendly negotiation; where negotiation fails within [30] days after the dispute occurs, either party hereto shall have the right to submit the dispute to [Beijing Arbitration Committee] for arbitration according to its prevailing arbitration rules. Arbitral awards shall be final and binding upon the Parties.

Article 13 Notice

Each and all notices, demands, orders or other communications required or proposed under the Agreement shall be in writing and sent by one or more means and shall be deemed served 1) upon delivery, if sent in person; 2) on the date indicated in the letter of confirmation, if transmitted by fax; 3) on the tenth (10th) business days after delivery to a carrier if delivered by EMS or other express service, or the date confirmed in writing if the carrier issues a written letter of confirmation to the addresser earlier than the former date. All notices, demands, orders and other communications shall be sent to the following address or another address informed from time to time:

Party A:

Beijing Super TV Co., Ltd.

Attn.:

Add.: 4/F, Tower B, Jingmeng Building, 5 Shangdi E. Road, Haidian District, 100085, Beijing

Fax: (010)-[62975009]

Party B:

Beijing Yuewu Yuntian Software Technology Co., Ltd.

Attn.:

Add.: 2/F, Tower B, Jingmeng Building, 5 Shangdi E. Road, Haidian District, 100085, Beijing

Fax: (010)-[62975009]

Article 14 Miscellaneous

14.1	The Agreement takes effect with signatures and seals of the Parties.

14.2	Neither party may amend or rescind all or any part of the Agreement, except with a written agreement executed by the Parties with unanimous consent.

14.3	Any matter uncovered herein shall be specified in a supplementary agreement with unanimous consent, and such supplementary agreement shall have equal legal effect with the Agreement.

14.4	The Agreement shall be written in Chinese in four copies with equal legal effect, two for either party.

[no context in this page, but an execution page]

Party A:

Beijing Super TV Co., Ltd. (seal)

Legal representative/Authorized representative (signature):

Party B:

Beijing Yuewu Yuntian Software Technology Co., Ltd. (seal)

Legal representative/Authorized representative (signature):